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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934*

RHAPSODY ACQUISITION CORP.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

762014 10 8
(CUSIP Number)

Brian Pratt, c/o Rhapsody Acquisition Corp., 26000 Commercentre Drive, Lake Forest, CA 92630
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Brian Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 14,072,400 (1)
Number of Shares
Beneficially by	8.	Shared Voting Power 8,748,000 (2)
Owned by Each
Reporting	9.	Sole Dispositive Power 14,072,400 (1)
Person With
	10.	Shared Dispositive Power 81,000 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,820,400 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________

13.	Percent of Class Represented by Amount in Row (11) 75.1% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	Represents those shares of Common Stock owned by Brian Pratt in his name and over which he has sole voting and investment power, subject to applicable community property laws.

(2)
Represents 81,000 shares of Common Stock that are owned by his spouse, Barbara Pratt. In addition, Mr. Pratt has the power to vote an additional 8,667,000 shares of Common Stock pursuant to revocable proxies granted to him by the following group of stockholders, which proxies are revocable at any time by the grantor of each respective proxy and expire on July 31, 2011: Arline Pratt, trustee of the Pratt Family Trust and the Pratt Family Bypass Trust; Scott E. Summers, trustee of the Summers Family Trust; John P. Schauerman; John C. Pratt; Timothy R. Healy; Gregory N. Pratt; Alfons Theeuwes; Donald K. Brown; Anthony L. Leggio, trustee of the Anthony L. Leggio Separate Property Trust Dated June 2, 1997; Geoff B. Pratt; Kenneth J. Borja; David J. Baker and Janice M. Baker, trustees of the Revocable Living Trust dated 12/8/1994; Darryl Oscars; Donald and Linda Trisch; John M. Perisich, trustee of the Perisich Family Trust dated July 11, 2007; and Combustion Automation Ltd., which entity is owned and controlled by Roger Newnham.

(3)	Represents those shares of Common Stock held in the name of Barbara Pratt, Brian Pratt’s spouse.

(4)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Barbara Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 81,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 81,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________

13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Voting and dispositive power of these shares of Common Stock is shared with Brian Pratt, Barbara Pratt’s spouse.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Pratt Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 2,208,600 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 2,208,600 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________

13.	Percent of Class Represented by Amount in Row (11) 7.3% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)
The power to vote or dispose of the shares of Common Stock is exercised through the Pratt Family Trust’s trustee, Arline Pratt. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Pratt Family Bypass Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 307,800 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 307,800 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)
The power to vote or dispose of the shares of Common Stock is exercised through the Pratt Family Bypass Trust’s trustee, Arline Pratt. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Arline Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 2,516,400 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 2,516,400 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 8.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Arline Pratt is the beneficial owner of 2,208,600 shares of Common Stock held by the Pratt Family Trust by virtue of her position as the trustee of the trust, and 307,800 shares of Common Stock held by the Pratt Family Bypass Trust by virtue of her position as the trustee of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Summers Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 1,225,800 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 1,225,800 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 4.0% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)	The power to vote the shares of Common Stock is exercised through the Summers Family Trust’s trustee, Scott E. Summers. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Scott E. Summers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 1,225,800 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 1,225,800 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 4.0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Scott E. Summers is the beneficial owner of 1,225,800 shares of Common Stock held by the Summers Family Trust by virtue of his position as the trustee of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
John P. Schauerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 1,161,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 1,161,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 3.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
John C. Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ___________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 545,400 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 545,400 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Timothy R. Healy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ___________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 469,800 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 469,800 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Gregory N. Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ___________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 394,200 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 394,200 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 394,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Alfons Theeuwes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ___________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 351,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 351,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Donald K. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only ___________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 345,600 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 345,600 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 345,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Anthony L. Leggio Separate Property Trust dated June 2, 1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 270,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 270,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

13.	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)
The power to vote or dispose of the shares of Common Stock is exercised through the Anthony L. Leggio Separate Property Trust dated June 2, 1997’s trustee, Anthony L. Leggio. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Anthony L. Leggio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 270,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 270,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

13.	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Anthony L. Leggio is the beneficial owner of 270,000 shares of Common Stock held by the Anthony L. Leggio Separate Property Trust dated June 2, 1997 by virtue of his position as the trustee of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Geoff B. Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 259,200 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 259,200 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

13.	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Kenneth J. Borja

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 189,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 189,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 162,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 162,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)
The power to vote or dispose of the shares of Common Stock is exercised through the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994’s co- trustees, David J. Baker and Janice M. Baker. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
David J. Baker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 162,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 162,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________

13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
David J. Baker and Janice M. Baker are the beneficial owners of 162,000 shares of Common Stock held by the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994 by virtue of their positions as the co-trustees of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Janice M. Baker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 162,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 162,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________

13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
David J. Baker and Janice M. Baker are the beneficial owners of 162,000 shares of Common Stock held by the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994 by virtue of their positions as the co-trustees of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Darryl Oscars

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 124,200 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 124,200 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________

13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Donald Trisch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 108,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 108,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________

13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	These shares of Common Stock are held jointly with Donald Trisch’s wife, Linda Trisch. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Linda Trisch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _______________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 108,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 108,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________

13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	These shares of Common Stock are held jointly with Linda Trisch’s husband, Donald Trisch. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Perisich Family Trust dated July 11, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 108,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 108,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)
The power to vote and dispose of the shares of Common Stock is exercised through the Perisich Family Trust dated July 11, 2007’s trustee, John M. Perisich. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
John M. Perisich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 108,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 108,000 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
John M. Perisich is the beneficial owner of 108,000 shares of Common Stock held by the Perisich Family Trust dated July 11, 2007 by virtue of his position as the trustee of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Combustion Automation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alberta, Canada

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 437,400 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 437,400 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)
The power to vote or dispose of the shares of Common Stock is exercised by Roger Newnham, the sole shareholder, director and officer of Combustion Automation Ltd. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons.
Roger Newnham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only _____________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

	7.	Sole Voting Power 0
Number of Shares
Beneficially by	8.	Shared Voting Power 437,400 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 437,400 (1)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________

13.	Percent of Class Represented by Amount in Row (11) 1.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Roger Newnham is the beneficial owner of 437,400 shares of Common Stock held by Combustion Automation Ltd. by virtue of his position as the sole shareholder, director and officer of Combustion Automation Ltd. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 30,394,800 shares outstanding as of July 31, 2008, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on July 10, 2008.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, $.0001 par value per share (the “Common Stock”) of Rhapsody Acquisition Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 26000 Commercentre Drive, Lake Forest, California 92630.

Item 2. Identity and Background.

(a)-(c) and (f).

This Statement is filed by:

(i) Brian Pratt (“B. Pratt”) with respect to the Common Stock directly and beneficially owned by him, the Common Stock that is held solely in the name of his wife, Barbara Pratt, over which he has beneficial ownership, and the Common Stock beneficially owned by him by virtue of those certain revocable proxies granted to him on July 31, 2008 (see Item 4 below). The principal business address of B. Pratt is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of B. Pratt is Chairman of the Board, Chief Executive Officer, President and Director of the Company. B. Pratt is a U.S. citizen;

(ii) Barbara Pratt with respect to the Common Stock directly and beneficially owned by her in her name. The principal business address of Barbara Pratt is c/o the Company, 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of Barbara Pratt is as a private investor. Barbara Pratt is a U.S. citizen;

(iii) The Pratt Family Trust, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; Arline Pratt (“A. Pratt”) is the trustee of the Pratt Family Trust;

(iv) The Pratt Family Bypass Trust, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; A. Pratt is the trustee of the Pratt Family Trust;

(v) A. Pratt with respect to the Common Stock beneficially owned by her by virtue of her position as the trustee of the Pratt Family Trust and Pratt Family Bypass Trust. The principal business address of A. Pratt is 402 Fairway Drive, Bakersfield, California 93309. The principal occupation of A. Pratt is as a private investor. A. Pratt is a U.S. citizen;

(vi) The Summers Family Trust, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; Scott E. Summers (“S. Summers”) is the trustee of the Summers Family Trust;

(vii) S. Summers with respect to the Common Stock beneficially owned by him by virtue of his position as the trustee of the Summers Family Trust. The principal business address of S. Summers is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of S. Summers is President, Underground Group, of ARB, Inc., a California corporation (“ARB”), which is a subsidiary of the Company. S. Summers is a U.S. citizen;

(viii) John P. Schauerman (“J. Schauerman”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of J. Schauerman is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of J. Schauerman is Chief Financial Officer and Director of the Company. J. Perisich is a U.S. citizen;

(ix) John C. Pratt (“J. Pratt”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of J. Pratt is c/o the Company 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of J. Pratt is as a private investor. J. Pratt is a U.S. citizen;

(x) Timothy R. Healy (“T. Healy”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of T. Healy is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of T. Healy is President, ARB Industrial, a division of ARB. T. Healy is a U.S. citizen;

(xi) Gregory N. Pratt (“GN. Pratt”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of GN. Pratt is 540 Spanish Trail, Arroyo Grande, California 93420. The principal occupation of GN. Pratt is as a private investor. GN. Pratt is a U.S. citizen;

(xii) Alfons Theeuwes (“A. Theeuwes”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of A. Theeuwes is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of A. Theeuwes is Senior Vice President of Accounting and Finance of the Company. A. Theeuwes is a U.S. citizen;

(xiii) Donald K. Brown (“D. Brown”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of D. Brown is 1875 Loveridge, Pittsburg, California 94565. The principal occupation of D. Brown is Vice President of ARB. D. Brown is a U.S. citizen;

(xiv) The Anthony L. Leggio Separate Property Trust dated June 2, 1997, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; Anthony L. Leggio (“A. Leggio”) is the trustee of the Anthony L. Leggio Separate Property Trust dated June 2, 1997;

(xv) A. Leggio with respect to the Common Stock beneficially owned by him by virtue of his position as the trustee of the Anthony L. Leggio Separate Property Trust dated June 2, 1997. The principal business address of A. Leggio is 2000 Oak Street, Suite 250, Bakersfield, California 93301. The principal occupation of A. Leggio is President of Bolthouse Properties, an investment group. A. Leggio is a U.S. citizen;

(xvi) Geoff B. Pratt (“GB. Pratt”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of GB. Pratt is 1875 Loveridge, Pittsburg, California 94565. The principal occupation of GB. Pratt is an employee of ARB. GB. Pratt is a U.S. citizen;

(xvii) Kenneth J. Borja (“K. Borja”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of K. Borja is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of K. Borja is manager of Stockdale Investment Group, Inc., a California corporation. K. Borja is a U.S. citizen;

(xviii) The David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; David J. Baker (“D. Baker”) and Janice M. Baker (“J. Baker”) are the co-trustees of the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994;

(xix) D. Baker with respect to the Common Stock beneficially owned by him by virtue of his position as the co-trustee of the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994. The principal business address of D. Baker is 180 East Arrow Highway, San Dimas, California 91773. The principal occupation of D. Baker is President of Onquest, Inc., a California corporation (“Onquest”) and subsidiary of the Company. D. Baker is a U.S. citizen;

(xx) J. Baker with respect to the Common Stock beneficially owned by her by virtue of her position as the co-trustee of the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994. The principal business address of J. Baker is 180 East Arrow Highway, San Dimas, California 91773. The principal occupation of J. Baker is as a private investor. J. Baker is a U.S. citizen;

(xxi) Darryl Oscars (“D. Oscars”) with respect to the Common Stock directly and beneficially owned by him. The principal business address of D. Oscars is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of D. Oscars is manager of ARB. D. Oscars is a U.S. citizen;

(xxii) Donald Trisch (“D. Trisch”) with respect to the Common Stock directly and beneficially jointly owned by him and Linda Trisch (“L. Trisch”), his wife. The principal business address of D. Trisch is 180 East Arrow Highway, San Dimas, California 91773. The principal occupation of D. Trisch is manager of Onquest. D. Trisch is a U.S. citizen;

(xxiii) L. Trisch with respect to the Common Stock directly and beneficially jointly owned by her and D. Trisch, her husband. The principal business address of L. Trisch is 180 East Arrow Highway, San Dimas, California 91773. The principal occupation of L. Trisch is as a private investor. L. Trisch is a U.S. citizen;

(xxiv) The Perisich Family Trust dated July 11, 2007, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; John M. Perisich (“J. Perisich”) is the trustee of the Perisich Family Trust dated July 11, 2007;

(xxv) J. Perisich with respect to the Common Stock beneficially owned by him by virtue of his position as the trustee of the Perisich Family Trust dated July 11, 2007. The principal business address of J. Perisich is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of J. Perisich is Senior Vice President and General Counsel of the Company. J. Perisich is a U.S. citizen; and

(xxvi) Combustion Automation Ltd., an Albert corporation (“Combustion”) with respect to the Common Stock beneficially owned by it. The address of the principal office of Combustion is 3582-118th Ave. SE, Calgary, Alberta, Canada T2Z3X6. The principal business of Combustion is a holding company.

(xxvii) The sole shareholder, officer and director of Combustion is Roger Newnham (“R. Newnham”). The principal business address of R. Newnham is 3582-118th Ave. SE, Calgary, Alberta, Canada T2Z3X6. The principal occupation of R. Newnham is President of Born Heaters Canada ULC, an Albert corporation and subsidiary of the Company. R. Newnham is a Canadian citizen.

Each of the foregoing parties identified above is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 below. Accordingly, the Reporting Persons are hereby jointly filing this Statement.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 31, 2008, Primoris Corporation, a Nevada corporation (“Primoris”), was merged with and into the Company pursuant to the terms of that certain Agreement and Plan of Merger (“Merger”), dated as of February 19, 2008 and amended on May 15, 2008 (“Merger Agreement”), by and among the Company, Primoris and certain stockholders of Primoris, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference. As a result of the Merger, the Primoris stockholders, as well as two of Primoris’s foreign managers pursuant to certain termination agreements, received in the aggregate (i) 24,094,800 shares of Common Stock plus (ii) the right to receive 2,500,000 additional shares of Common Stock for each of the fiscal years ending December 31, 2008 and 2009 (for an aggregate possible total for the two years of 5,000,000 shares of Common Stock) if the Company achieves specified EBITDA milestones. At the closing, each share of Primoris stock held by each Primoris stockholder was converted into 5,400 shares of Common Stock, for a total of 23,587,200 shares of Common Stock, and the foreign managers received a total of 507,600 shares of Common Stock pursuant to the termination agreements. Each of the Reporting Persons other than Combustion and R. Newnham (the “Primoris Holders”), was a Primoris stockholder prior to the closing of the Merger.

Combustion was one of the two foreign managers referenced above. As a result of the merger, the two foreign managers received their respective shares of Common Stock (Combustion received 437,400 of such shares) in connection with and consideration of their entering into certain termination agreements with Primoris and the Company. Under the terms of Combustion’s termination agreement (“Termination Agreement”), Combustion agreed to terminate upon the closing of the Merger a certain put and call agreement it entered into with Primoris and also agreed to surrender certain shares of Class B Non-Voting Stock it owned in Born Heaters Canada ULC, an Alberta corporation, a subsidiary of the Company. In addition, in connection with and in consideration of entering into the Termination Agreement, upon the closing of the Merger, Combustion received $989,354 from Born Heaters Canada ULC.

Thus, pursuant to the foregoing, the Primoris Holders acquired their shares of Common Stock of the Company in consideration of the conversion of their shares of common stock of Primoris for shares of Common Stock of the Company pursuant to the terms of the Merger Agreement. Additionally, Combustion received its shares of Common Stock of the Company in consideration of it entering into the Termination Agreement.

None of the Reporting Persons beneficially owned any shares of Common Stock prior to the closing of the Merger.

Item 4. Purpose of Transaction.

B. Pratt is the direct and beneficial owner of 14,072,400 shares of Common Stock of the Company owned by him, the beneficial owner of 81,000 shares of Common Stock owned by his wife, Barbara Pratt and effective as of July 31, 2008, B. Pratt received three (3) year revocable proxies from each of the other Reporting Persons, other than Barbara Pratt (collectively the “Proxy Grantors”) expiring on July 31, 2011 (“Proxies”) in favor of him to vote, or to execute and deliver written consents, or otherwise act with respect to, all shares of the Company’s Common Stock then owned or thereafter acquired by each of the Proxy Grantors. With the Proxies, B. Pratt has the power to vote approximately 75.1% of the Common Stock of the Company, and for purposes of the rules of the National Association of Securities Dealers’ Nasdaq Stock Market (“Nasdaq”), the Company will be deemed a Controlled Company as defined below. A form of the Proxy that was granted by each of the Proxy Grantors is attached hereto as Exhibit 1 and is incorporated herein by reference.

The underlying purpose for the Proxy Grantors granting the Proxies in favor of B. Pratt was to enable the Company to take advantage of certain exemptions from the Nasdaq listing standards available to Controlled Companies. The Common Stock of the Company is listed on the Nasdaq Global Market. The Nasdaq Rules require public companies with securities listed on the Nasdaq to have (i) a board of directors consisting of a majority of independent directors, (ii) directors recommended to the board of directors by an independent nominating committee or the independent directors of the company, and (iii) executive officer compensation recommended by an independent compensation committee or the independent directors of the company. However, these requirements do not apply if the public company is a Controlled Company.

A “Controlled Company” is a company listed on the Nasdaq for which more than fifty percent of the voting power is held by an individual, a group or another company. B. Pratt, Barbara Pratt and the Proxy Grantors collectively have the power to vote approximately 75.1% of the Common Stock of the Company. Brian Pratt, through the shares of Common Stock held by him and his wife and with the Proxies, currently has the power to vote approximately 75.1% of the Common Stock of the Company. As a result, the group formed by B. Pratt, Barbara Pratt and the Proxy Grantors comprise a group in which more than fifty percent of the voting power of the Company is held, making the Company a Controlled Company under the Nasdaq Rules.

Additionally, the Proxy Grantors desired to consolidate their voting power in B. Pratt so as to allow B. Pratt to more efficiently run and operate the Company.

As noted in Item 6 below, on July 31, 2008, B. Pratt, J. Schauerman, the Summers Trust and T. Healy entered into a voting agreement with Eric Rosenfeld, a founding member of the Company. The voting agreement provides that each of the parties thereto will vote their shares of Common Stock in favor of the election of such persons as directors of the Company in specified classes in all elections prior to the annual meeting that will be held in 2011. Directors B. Pratt, Peter Moerbeek, J. Schauerman, Stephen Cook and Thomas Tucker were designees of the former Primoris stockholders, and directors Eric Rosenfeld and David Sgro were designees of Mr. Rosenfeld. During the three-year period following the closing of the Merger, Mr. Rosenfeld will be entitled to appoint a person to be an observer at board meetings of the Company and to receive all information distributed to the board members while acting in such capacity. During such period, Mr. Rosenfeld may appoint the person then serving as observer for election to the board in place of its then-designee and the then-designee shall serve as observer for the balance of the period. Arnaud Ajdler, who was one of the Company’s directors immediately prior to the Merger, is initially serving as observer. It is anticipated that at some point during the term being served by Mr. Sgro as a director, Mr. Ajdler will be designated to replace Mr. Sgro as a director and Mr. Sgro will thereafter serve as observer for the balance of the three-year period.

Pursuant to the terms of the Merger Agreement, following the Merger, the board of directors of the Company is required to declare and pay annual dividends on the Common Stock at a rate of not less than $0.10 per share; provided, however, that the board of directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the Delaware General Corporation Law or if the board of directors, in the exercise of their business judgment, believes that it would be prudent to cancel or modify the dividend payment.

As noted in Item 3 above, pursuant to the terms of the Merger Agreement, the former Primoris stockholders and the two foreign managers have the right to receive 2,500,000 additional shares of Common Stock for each of the fiscal years ending December 31, 2008 and 2009 if the Company achieves specified EBITDA (as defined in the Merger Agreement) milestones. Therefore, the Primoris Holders, Combustion and R. Newnham may receive their proportionate number of these shares of Common Stock if the Company achieves the specified EBITDA milestones as specified in the Merger Agreement.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (“Exchange Act”). However, each reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

Item 5. Interest in Securities of the Issuer.

(a) As of July 31, 2008, the Reporting Persons have the following beneficial ownerships in the Common Stock:

(i) B. Pratt was the beneficial owner of 22,820,400 shares of Common Stock (which represents approximately 75.1% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on July 10, 2008). Such shares of Common Stock beneficially owned by B. Pratt represents 14,072,400 shares of Common Stock that are owned by B. Pratt in his name and 81,000 shares of Common Stock that are owned by his spouse, Barbara Pratt. In addition, Mr. Pratt has the power to vote an additional 8,667,000 shares of Common Stock pursuant to the Proxies granted by the Proxy Grantors.

(ii) Barbara Pratt was the beneficial owner of 81,000 shares of Common Stock (which represents approximately 0.3% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(iii) The Pratt Family Trust was the beneficial owner of 2,208,600 shares of Common Stock (which represents approximately 7.3% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(iv) The Pratt Family Bypass Trust was the beneficial owner of 307,800 shares of Common Stock (which represents approximately 1.0% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(v) Pursuant to Rule 13d-3 of the Exchange Act, A. Pratt is deemed the beneficial owner of the shares of Common Stock held by the Pratt Family Trust and Pratt Family Bypass Trust due to her position as trustee.

(vi) The Summers Family Trust was the beneficial owner of 1,225,800 shares of Common Stock (which represents approximately 4.0% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(vii) Pursuant to Rule 13d-3 of the Exchange Act, S. Summers is deemed the beneficial owner of the shares of Common Stock held by the Summers Family Trust due to his position as trustee of such trust.

(viii) J. Schauerman was the beneficial owner of 1,161,000 shares of Common Stock (which represents approximately 3.8% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(ix) J. Pratt was the beneficial owner of 545,400 shares of Common Stock (which represents approximately 1.8% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(x) T. Healy was the beneficial owner of 469,800 shares of Common Stock (which represents approximately 1.5% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xi) GN. Pratt was the beneficial owner of 394,200 shares of Common Stock (which represents approximately 1.3% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xii) A. Theeuwes was the beneficial owner of 351,000 shares of Common Stock (which represents approximately 1.2% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xiii) D. Brown was the beneficial owner of 345,600 shares of Common Stock (which represents approximately 1.1% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xiv) The Anthony L. Leggio Separate Property Trust dated June 2, 1997 was the beneficial owner of 270,000 shares of Common Stock (which represents approximately 0.9% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xv) Pursuant to Rule 13d-3 of the Exchange Act, A. Leggio is deemed the beneficial owner of the shares of Common Stock held by the Anthony L. Leggio Separate Property Trust dated June 2, 1997 due to his position as trustee of the trust.

(xvi) GB. Pratt was the beneficial owner of 259,200 shares of Common Stock (which represents approximately 0.9% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xvii) K. Borja was the beneficial owner of 189,200 shares of Common Stock (which represents approximately 0.6% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xviii) The David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994 was the beneficial owner of 162,000 shares of Common Stock (which represents approximately 0.5% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xix) Pursuant to Rule 13d-3 of the Exchange Act, D. Baker is deemed the beneficial owner of the shares of Common Stock held by the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994 due to his position as co-trustee of such trust.

(xx) Pursuant to Rule 13d-3 of the Exchange Act, J. Baker is deemed the beneficial owner of the shares of Common Stock held by the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994 due to her position as co-trustee of such trust.

(xxi) D. Oscars was the beneficial owner of 124,200 shares of Common Stock (which represents approximately 0.4% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xxii) D. Trisch was the beneficial owner of 108,000 shares of Common Stock, jointly held in his name and the name of his wife L. Trisch (which represents approximately 0.4% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xxiii) L. Trisch was the beneficial owner of 108,000 shares of Common Stock, jointly held in her name and the name of her husband D. Trisch (which represents approximately 0.4% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xxiv) The Perisich Family Trust dated July 11, 2007 was the beneficial owner of 108,000 shares of Common Stock (which represents approximately 0.4% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xxv) Pursuant to Rule 13d-3 of the Exchange Act, J. Perisich is deemed the beneficial owner of the shares of Common Stock held by the Perisich Family Trust dated July 11, 2007 due to his position as trustee.

(xxvi) Combustion was the beneficial owner of 437,400 shares of Common Stock (which represents approximately 1.4% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(xxvii) Pursuant to Rule 13d-3 of the Exchange Act, R. Newnham is deemed the beneficial owner of the shares of Common Stock held by Combustion due to his position as sole shareholder, officer and director of Combustion.

(xxviii) The Reporting Persons, collectively, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and such group was the beneficial owner of 22,820,400 shares of Common Stock (which represents approximately 75.1% of the outstanding shares of Common Stock, based on information reported in the Company’s Proxy Statement filed with the SEC on July 10, 2008).

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
B. Pratt	8,748,000	14,072,400	81,000	14,072,400
Barbara Pratt	81,000	0	81,000	0
Pratt Family Trust	2,208,600	0	0	2,208,600
Pratt Family Bypass Trust	307,800	0	0	307,800
A. Pratt	2,516,400	0	0	2,516,400

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Summers Family Trust	1,225,800	0	0	1,225,800
S. Summers	1,225,800	0	0	1,225,800
J. Schauerman	1,161,000	0	0	1,161,000
J. Pratt	545,000	0	0	545,000
T. Healy	469,800	0	0	469,800
GN. Pratt	394,200	0	0	394,200
A. Theeuwes	351,000	0	0	351,000
D. Brown	345,600	0	0	345,600
Anthony L. Leggio Separate Property Trust dated June 2, 1997	270,000	0	0	270,000
A. Leggio	270,000	0	0	270,000
GB. Pratt	259,200	0	0	259,200
K. Borja	189,000	0	0	189,000
David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994	162,000	0	0	162,000
D. Baker	162,000	0	162,000	0
J. Baker	162,000	0	162,000	0
D. Oscars	124,200	0	0	124,200
D. Trisch	108,000	0	108,000	0
L. Trisch	108,000	0	108,000	0
Perisich Family Trust dated July 11, 2007	108,000	0	0	108,000
J. Perisich	108,000	0	0	108,000
Combustion	437,400	0	0	437,400
R. Newnham	437,400	0	0	437,400

(c)

During the past sixty days, the only transactions in Common Stock effected by the Reporting Persons were the acquisitions of shares noted in the table below that took place pursuant to the terms of the Merger Agreement on July 31, 2008. As noted in Item 3 of this Statement, each Primoris stockholder received 5,400 shares of Common Stock for each shares of Primoris at the closing of the Merger, for a total of 23,587,200 shares of Common Stock. Combustion received an aggregate of 437,400 shares of Common Stock and a cash payment in the sum of $989,354 from Born Heaters Canada ULC in exchange for its entering into the Termination Agreement.

Name of Reporting Person	Number of Shares Acquired
B. Pratt	14,072,400
Barbara Pratt	81,000
Pratt Family Trust	2,208,600
Pratt Family Bypass Trust	307,800
A. Pratt (1)	2,516,400
Summers Family Trust	1,225,800
S. Summers (2)	1,225,800
J. Schauerman	1,161,000
J. Pratt	545,000
T. Healy	469,800
GN. Pratt	394,200
A. Theeuwes	351,000
D. Brown	345,600
Anthony L. Leggio Separate Property Trust dated June 2, 1997	270,000
A. Leggio (3)	270,000
GB. Pratt	259,200
K. Borja	189,000
David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994	162,000
D. Baker (4)	162,000
J. Baker (4)	162,000
D. Oscars	124,200
D. Trisch (5)	108,000
L. Trisch (5)	108,000
Perisich Family Trust dated July 11, 2007	108,000
J. Perisich (6)	108,000
Combustion	437,000
R. Newnham (7)	437,000

(1) Represents the number of shares of Common Stock beneficially acquired by A. Pratt as the trustee of the Pratt Family Trust and Pratt Family Bypass Trust.

(2) Represents the number of shares of Common Stock beneficially acquired by S. Summers as the trustee of the Summers Family Trust.

(3) Represents the number of shares of Common Stock beneficially acquired by A. Leggio as the trustee of the Anthony L. Leggio Separate Property Trust dated June 2, 1997.

(4) Represents the number of shares of Common Stock beneficially acquired by D. Baker and J. Baker as the co-trustees of the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994.

(5) Represents the number of shares of Common Stock jointly acquired in the names of D. Trisch and L. Trisch.

(6) Represents the number of shares of Common Stock beneficially acquired by J. Perisich as the trustee of the Perisich Family Trust dated July 11, 2007.

(7) Represents the number of shares of Common Stock beneficially acquired by R. Newnham as the sole shareholder, director and officer of Combustion.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted in Item 4 above, each of the Proxy Grantors granted a Proxy in favor of B. Pratt to vote, or to execute and deliver written consents, or otherwise act with respect to, all shares of the Company’s Common Stock then owned or thereafter acquired by each of the Proxy Grantors.

On August 11, 2008, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

On August 11, 2008, each of the Reporting Persons executed a power of attorney that appoints each of B. Pratt, J. Schauerman and J. Perisich as the lawful attorneys-in-fact for such Reporting Person for purposes of making those electronic filings required by Section 16(a) of the Exchange Act, Rule 13d-1 of the Exchange Act and any other rules or regulation of the SEC. A form of the power of attorney executed by each of the Reporting Persons is attached hereto as Exhibit 3 and is incorporated herein by reference.

On July 31, 2008, each of the Reporting Persons, among others, entered into lock-up agreements with the Company, pursuant to which the Reporting Persons and others agreed not to sell any of the shares of Common Stock that they receive as a result of the Merger until July 30, 2009. During that period, no private sales of such shares may be made unless the transferee agrees to a similar restriction. The Company also agreed to register for resale (effective after July 30, 2009) under the Securities Act of 1933, as amended (“Securities Act”), the shares of Common Stock received by the Reporting Persons and others who may be deemed “affiliates” of the Company under Rule 144 of the Securities Act. A form of lock-up agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

A 7.5% portion of the shares of Common Stock that the Company issued upon the closing of the Merger were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement, dated July 31, 2008, which is attached hereto as Exhibit 5 and is incorporated herein by reference. The escrow agreement provides a fund for payment to the Company with respect to the Company’s post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by Primoris and its former stockholders and foreign managers. 7.5% of the shares of Common Stock currently owned by the Reporting Persons is held in the escrow pursuant to the terms of the escrow agreement.

As noted in Item 4 above, pursuant to the terms of the Merger Agreement, the former Primoris stockholders and the two foreign managers have the right to receive 2,500,000 additional shares of Common Stock for each of the fiscal years ending December 31, 2008 and 2009 if the Company achieves specified EBITDA (as defined in the Merger Agreement) milestones. Therefore, the Primoris Holders and Combustion may receive their proportionate number of these shares of Common Stock if the Company achieves the specified EBITDA milestones as specified in the Merger Agreement.

On July 31, 2008, B. Pratt, J. Schauerman, the Summers Trust and T. Healy entered into a voting agreement with Eric Rosenfeld, a founding member of the Company. The voting agreement provides that each of the parties thereto will vote their shares of Common Stock in favor of the election of such persons as directors of the Company in specified classes in all elections prior to the annual meeting that will be held in 2011. Directors B. Pratt, Peter Moerbeek, J. Schauerman, Stephen Cook and Thomas Tucker were designees of the former Primoris stockholders, and directors Eric Rosenfeld and David Sgro were designees of Mr. Rosenfeld. During the three-year period following the closing of the Merger, Mr. Rosenfeld will be entitled to appoint a person to be an observer at board meetings of the Company and to receive all information distributed to the board members while acting in such capacity. During such period, Mr. Rosenfeld may appoint the person then serving as observer for election to the board in place of its then-designee and the then-designee shall serve as observer for the balance of the period. Arnaud Ajdler, who was one of the Company’s directors immediately prior to the Merger, is initially serving as observer. It is anticipated that at some point during the term being served by Mr. Sgro as a director, Mr. Ajdler will be designated to replace Mr. Sgro as a director and Mr. Sgro will thereafter serve as observer for the balance of the three-year period. A copy of the voting agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1	Form of Revocable Three (3) Year Proxy granted in favor of Brian Pratt expiring July 31, 2011

2	Joint Filing Agreement, dated August 11, 2008 entered into by and among the Reporting Persons

3	Form of Power of Attorney

4
Form of Lock-Up Agreement by and among Rhapsody Acquisition Corp. and the former stockholders and foreign managers of Primoris Corporation (Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-150343) filed with the Securities and Exchange Commission on April 21, 2008 and incorporated herein by reference)

5
Form of Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (Attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

6
Form of Voting Agreement dated as of July 31, 2008 among the Rhapsody Acquisition Corp., Eric S. Rosenfeld, Brian Pratt, John P. Schauerman, the Scott E. Summers and Sherry L. Summers Family Trust Dated August 21, 2001, and Timothy R. Healy (Filed as an Exhibit to the Company’s Current Report on Form 8-K (File No. 001-34145) filed with the Securities and Exchange Commission on August 6, 2008 and incorporated herein by reference)

Exhibit	Description
7
Agreement and Plan of Merger dated as of February 19, 2008, by and among Rhapsody Acquisition Corp., Primoris Corporation and certain stockholders of Primoris Corporation (Attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	The Pratt Family Trust

	By:	/s/ Arline Pratt
Arline Pratt, Trustee

The Pratt Family Bypass Trust

By:	/s/ Arline Pratt
Arline Pratt, Trustee

/s/ Arline Pratt
Arline Pratt

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	Summers Family Trust

	By:	/s/ Scott E. Summers
Scott E. Summers, Trustee

/s/ Scott E. Summers
Scott E. Summers

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	Anthony L. Leggio Separate Property Trust dated June 2, 1997

	By:	/s/ Anthony L. Leggio
Anthony L. Leggio, Trustee

/s/ Anthony L. Leggio
Anthony L. Leggio

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	Combustion Automation Ltd.

	By:	/s/ Roger Newnham
Roger Newnham, sole director and officer

/s/ Roger Newnham
Roger Newnham

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	Perisich Family Trust dated July 11, 2007

	By:	/s/ John M. Perisich
John M. Perisich, Trustee

/s/ John M. Perisich
John M. Perisich

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008	The Revocable Living Trust dated December 8, 1994

	By:	*
David Baker, Trustee

The Revocable Living Trust dated December 8, 1994

By:	*
Janice Baker, Trustee

*
David Baker

*
Janice Baker

*	To be provided by amendment to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008
/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

/s/ Greg Pratt
Greg Pratt

/s/ Geoff B. Pratt
Geoff B. Pratt

/s/ John Pratt
John Pratt

/s/ Donald Trisch
Donald Trisch

/s/ Linda Trisch
Linda Trisch

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008
/s/ Darryl Oscars
Darryl Oscars

/s/ Ken Borja
Ken Borja

/s/ Donald Brown
Donald Brown

/s/ John Schauerman
John Schauerman

/s/ Alfons Theeuwes
Alfons Theeuwes

/s/ Timothy R. Healy
Timothy R. Healy

EXHIBITS TO BE FILED WITH THIS SCHEDULE

Exhibit	Description

1	Form of Revocable Three (3) Year Proxy granted in favor of Brian Pratt expiring July 31, 2011

2	Joint Filing Agreement, dated August 11, 2008 entered into by and among the Reporting Persons

3	Form of Power of Attorney

4
Form of Lock-Up Agreement by and among Rhapsody Acquisition Corp. and the former stockholders and foreign managers of Primoris Corporation (Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-150343) filed with the Securities and Exchange Commission on April 21, 2008 and incorporated herein by reference)

5
Form of Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (Attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

6
Form of Voting Agreement dated as of July 31, 2008 among the Rhapsody Acquisition Corp., Eric S. Rosenfeld, Brian Pratt, John P. Schauerman, the Scott E. Summers and Sherry L. Summers Family Trust Dated August 21, 2001, and Timothy R. Healy (Filed as an Exhibit to the Company’s Current Report on Form 8-K (File No. 001-34145) filed with the Securities and Exchange Commission on August 6, 2008 and incorporated herein by reference)

7
Agreement and Plan of Merger dated as of February 19, 2008, by and among Rhapsody Acquisition Corp., Primoris Corporation and certain stockholders of Primoris Corporation (Attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

EXHIBIT 1

PROXY

The undersigned holder of shares of common stock of Primoris Corporation, a Delaware corporation (the “Corporation”), hereby grants to Brian Pratt (the “Proxyholder”), a revocable proxy to vote, or to execute and deliver written consents, or otherwise to act with respect to, all shares of the Corporation’s stock now owned or hereafter acquired by the undersigned, as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, and to take, in the Proxyholder’s discretion, all actions necessary or appropriate with respect to any matters that may be brought before the stockholders of the Corporation. The undersigned hereby affirms that this Proxy may be exercised by the Proxyholder beginning JUly 31, 2008 for a period of three (3) years.

Dated this ______ day of _____________, 2008.

(Signature of Shareholder)
(Print Name)

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

The Pratt Family Trust

By:	/s/ Arline Pratt
Arline Pratt, Trustee

The Pratt Family Bypass Trust

By:	/s/ Arline Pratt
Arline Pratt, Trustee

/s/ Arline Pratt
Arline Pratt

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

Summers Family Trust

By:	/s/ Scott E. Summers
Scott E. Summers, Trustee

/s/ Scott E. Summers
Scott E. Summers

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

Anthony L. Leggio Separate Property Trust dated June 2, 1997

By:	/s/ Anthony L. Leggio
Anthony L. Leggio, Trustee

/s/ Anthony L. Leggio
Anthony L. Leggio

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

Combustion Automation Ltd.

By:	/s/ Roger Newnham
Roger Newnham, sole director and officer

/s/ Roger Newnham
Roger Newnham

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

Perisich Family Trust dated July 11, 2007

By:	/s/ John M. Perisich
John M. Perisich, Trustee

/s/ John M. Perisich
John M. Perisich

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

The Revocable Living Trust dated December 8, 1994

By:	*
David Baker, Trustee

The Revocable Living Trust dated December 8, 1994

By:	*
Janice Baker, Trustee

*
David Baker

*
Janice Baker

*	To be provided by amendment to this Schedule 13D.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

/s/ Gregg Pratt
Greg Pratt

/s/ Geoff B. Pratt
Geoff B. Pratt

/s/ John Pratt
John Pratt

/s/ Donald Trisch
Donald Trisch

/s/ Linda Trisch
Linda Trisch

/s/ Darryl Oscars
Darryl Oscars

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.0001 par value per share, of Rhapsody Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2008.

/s/ Ken Borja
Ken Borja

/s/ Donald Brown
Donald Brown

/s/ John Schauerman
John Schauerman

/s/ Alfons Theeuwes
Alfons Theeuwes

/s/ Timothy R. Healy
Timothy R. Healy

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Brian Pratt, Chief Executive Officer, John P. Schauerman, Chief Financial Officer, and John M. Perisich, Senior Vice President of Rhapsody Acquisition Corp., a Delaware corporation (the “Company”), with full power of substitution, as the undersigned’s true and lawful attorney-in-fact to:

1.
prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), Rule 13d-1 of the Act, or any other rule or regulation of the SEC;

2.
execute for an on behalf of the undersigned, in the undersigned’s capacity as an officer, director, or stockholder of the Company, Forms 3, 4 and 5 in accordance with Section 16(a) of the Act and the rules thereunder, Schedules 13D and 13G in accordance with Rule 13d-1 of the Act, and any other forms or reports the undersigned’s may be required to file in connection with the undersigned’s ownership, acquisition or disposition of securities of the Company;

3.
do and perform any and all acts for and on behalf of the undersigned’s which may be necessary or desirable to (i) complete and execute any such Form 3, Form 4, Form 5, Schedule 13D, Schedule 13G or other forms or reports the undersigned’s may be required to file in connection with the undersigned’s ownership, acquisition or disposition of securities of the Company, (ii) complete and execute any amendment or amendments thereto, and (iii) timely file such forms or reports with the SEC and any stock exchange or similar authority; and

4.
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned’s, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned’s pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-facts discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Act, Rule 13d-1 of the Act, or any other rule or regulation of the SEC;

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports required by the Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned’s has caused this Power of Attorney to be executed as of August __, 2008.

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